Exhibit 99.1

Financial News

CIBC Increases Dividends for the Quarter Ending July 31, 2022

TORONTO, May 26, 2022 - CIBC (TSX: CM) (NYSE: CM) announced today that its Board of Directors declared a dividend of $0.83 per share on common shares(1) for the quarter ending July 31, 2022, payable on July 28, 2022 to shareholders of record at the close of business on June 28, 2022.

Class A Preferred Shares

The Board of Directors also declared the following dividends per share:

For the period ending July 31, 2022 payable on July 28, 2022 to shareholders of record at the close of business on June 28, 2022:

Series 39 - $0.232063

Series 41 - $0.244313

Series 43 - $0.196438

Series 45 - $0.275000

Series 47 - $0.281250

Series 49 - $0.325000

Series 51 - $0.321875

(1) CIBC completed a two-for-one share split of CIBC common shares effective at the close of business on May 13, 2022. All per common share amounts in this news release reflect the share split.

About CIBC

CIBC is a leading North American financial institution with 11 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Alice Dunning, CIBC Investor Relations, 416-861-8870, alice.dunning@cibc.com

Jason Patchett, CIBC Investor Relations, 416-980-8691, jason.patchett@cibc.com

Erica Bellling, CIBC Investor & Financial Communications, 416 594-7251, erica.belling@cibc.com